Exhibit 99.1

FIELD TRIP HEALTH LTD. GRANTED US PATENT COVERING NOVEL PSYCHEDELIC MOLECULE FT-104

The Allowed Claims include Composition of FT-104 and Provides Protection until 2040

Toronto, Ontario, April 5, 2022 -- Field Trip Health Ltd. (NASDAQ: FTRP, TSX: FTRP) ("Field Trip"), a global leader in the development and delivery of psychedelic therapies, today announced that the U.S. Patent and Trademark Office (“USPTO”) has granted the Company a patent for claims related to FT-104 (informally known as “Isoprocin Glutarate”), Field Trip’s first novel psychedelic molecule in development.

Claims in the patent application titled, “Tryptamine Prodrugs,” grant exclusive rights to Field Trip for the composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including FT-104. The patent will provide protection until 2040.

As part of its intellectual property strategy, Field Trip filed an international patent application relating to FT-104 under the Patent Cooperation Treaty (PCT). The PCT filing is a step towards expansion into National Phase filings to protect FT-104 in major markets where Field Trip intends to pursue commercialization, in the event of regulatory approval. The PCT patent application provides Field Trip with deferred patent filing rights in 150+ countries.

“The US patent grant strengthens IP protection for our lead drug candidate FT-104 for the global pharmaceutical market. This grant builds upon the corresponding patent application filed under the PCT,” said Joseph del Moral, CEO of Field Trip. “We are continuing to strengthen patent protections for FT-104 and its uses across the globe, as we advance our Phase 1 clinical trial and continue to develop other molecules in our pipeline.”

Field Trip’s approach leverages science and best-in-class psychotherapy protocols to inform promising treatment approaches for use in research and clinical applications. As part of that process, Field Trip has made significant progress towards its phase 1 clinical trial, with advances on its Chemistry-Manufacturing-Control (“CMC”) and nonclinical-safety toxicology programs for FT-104, and expects to initiate a Phase 1 clinical trial before the end of the first half of 2022. A protocol has been submitted for ethics review.

Dr. Nathan Bryson, Field Trip’s Chief Scientific Officer, commented: “With a solid intellectual property foundation, we can move to our Phase 1 clinical trial with confidence that we can claim ownership of this invention. This patent protects the composition of matter, methods of manufacture, formulations and methods of use with FT-104 and other similar analogs. FT-104, specifically, seeks to provide for a shorter, consistent and more convenient 2-3 hour psychoactive experience with subjective effects and clinical efficacy of a classical serotonin psychedelic, like psilocybin. A shorter duration could make FT-104 a more convenient psychedelic drug to treat mental health conditions like treatment-resistant depression and postpartum depression.”

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth

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Cautionary Note Regarding Forward-Looking Information.

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip, and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the uncertainties inherent in research and development as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data, further analyses of existing preclinical data, the ability to produce comparable results as hypothesized, if, when and whether any drug applications maybe submitted and/or approved, decisions by regulatory authorities, and/or other matters that could affect the availability or commercial potential of FT-104, including development of products or therapies by other companies, availability and price of raw materials, availability of manufacturing capacity on a timely basis and access to logistics or supply channels commensurate with demand, the COVID-19 epidemic, market conditions, economic factors, management's ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Media contacts:

Autumn Communications

202-276-7881

press@fieldtriphealth.com

Investor contacts:

Kathleen Heaney / Sophia Bashford / Tim Regan

KCSA Strategic Communications

fieldtripIR@kcsa.com

SOURCE Field Trip Health Ltd.